Exhibit 11

             PERRY DRUG STORES, INC., AND SUBSIDIARIES
          Statement Re Computation of Per Share Earnings
               (in thousands except per share data)
                            (unaudited)

                                             Periods Ended
                                        January 28,   January 31,
                                            1995         1994
Primary Earnings (Loss) Per Share

Weighted average shares outstanding        12,027       12,027
Incremental shares issuable assuming
  exercise of stock options (1)                49           --
Weighted average number of shares of
  Common Stock and equivalents             12,076       12,027
Net earnings (loss)                      $    (86)    $  3,394
Primary earnings (loss) per share        $  (0.01)    $   0.28


Fully Diluted Earnings Per Share

Weighted average shares outstanding        12,027       12,027
Dilutive effect of outstanding stock
  options (1)                                 106           --
Dilutive effect of 1985
  Convertible Subordinated
   Debentures (2)                           2,758        2,758
Weighted average number of shares
  of Common Stock                          14,891       14,785
Net earnings (loss)                      $    (86)     $ 3,394
Interest expense on Convertible
  Subordinated Debentures,
  after-tax effect                            701          701
Adjusted net earnings                    $    615      $ 4,095
Fully diluted earnings per share (3)     $   0.04      $  0.28

(1) The conversion of stock options was calculated using the treasury stock method.
(2) These share amounts assume conversion into common stock at date of issuance.
(3) Fully-diluted earnings per share for the periods ended January 28, 1995 and January 31, 1994 have not been presented in the accompanying condensed consolidated statements of operations as the effect is anti-dilutive.